UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:    April 1, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VERSAR, INC.

6850 Versar Center

Springfield, Virginia 22151

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Versar, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) with respect to its Quarterly Report on Form 10-Q for the quarterly period ending April 1, 2016 (the “Form 10-Q”). In connection with the preparation of the Form 10-Q, the Company concluded that it would need to take certain impairment charges with respect to two of its segments for the quarter ended April 1, 2016 as a result of events occurring during the quarter. The Company is not able to file the Form 10-Q on or prior to due date of May 16, 2016 because the analysis and quantification of these impairment charges caused a delay in completing the Form 10-Q, which delay could not be avoided without unreasonable effort and expense. The Company expects to file the Form 10-Q with the Commission within five calendar days of the original prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JAMES D. VILLA	(703)	- 7839
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

Please see attached Exhibit to this 12b-25.

VERSAR, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: 17 May 2016	By:	/s/ Anthony L. Otten

CEO

The Company has experienced a significant change in its results of operations from the corresponding period for the last fiscal year as will be reflected by the earnings statements to be included in the Form 10-Q. The Company’s revenue for the third quarter of fiscal year 2016 decreased 8% to $36.5 million, compared to revenues of $39.8 million during the third quarter of last fiscal year.  Gross margin decreased to 4%, compared to 8% in the same prior year quarter, due to a variety of factors including some lower margin work, costs due to project design changes, and order delays for our PPS subsidiary. Selling, general and administrative expenses increased to $3.0 million in the third quarter, as compared to $2.7 million in third quarter fiscal 2015.  Net loss for the quarter was $13.3 million or ($1.34) per share compared to net income of $0.3 million or $0.03 per share in the same period of fiscal 2015.

For the nine months ended April 1, 2016, revenues increased 24% to $128.7 million compared to revenues of $103.5 million in the same period of fiscal 2015.  The Company reported a decrease in gross margin for the first nine months of 2016 to 5.8% as compared to gross margin of 9.1% in the first nine months of fiscal 2015, related primarily to changes in the Company's portfolio of contracts.  Selling, general and administrative expenses increased to $9.2 million in the first nine months of 2016, but decreased to 7% of sales as compared to SG&A of $8.4 million or 8% of sales in the first nine months of 2015.   Net loss for the first nine months of fiscal 2016 was $13.7 million or ($1.39) per share as compared to net income of $0.5 million, or $0.05 per share in the first nine months of fiscal 2015.